October 30, 2006

By U.S. Mail and facsimile to (313) 223 -3598

Michael J. Ross, President
Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, Michigan 48124-2823

> **Re:** **Dearborn Bancorp, Inc.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed October 24, 2006**
> **File No. 333-137542**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file updated consents for all audited financial statements included in your next filing, or alternatively tell us why an updated consent is not required.

Pro Forma Consolidated Balance Sheet, page 11

2. We read your response to prior comment 5 of our letter dated October 19, 2006. Please tell us in your response letter whether you expect that there will be any differences between the assigned values of the intangible assets you will recognize in the acquisition

for financial reporting purposes versus tax purposes as referenced in paragraphs 30 and 259-262 of SFAS 109. Please also revise your discussion in the filing to ensure that the taxable nature of the transaction is appropriately disclosed.

Management's Discussion and Analysis

Non-performing assets and allowance for loan losses, page 23

3.   We read your response to prior comment 7. Please further revise your disclosure to explain significant changes in the allocation of the allowance for loan losses. For example, we note the percentage allocation of the allowance for loan losses for commercial, financial, and other loans decreased significantly during the six months ending June 30, 2006 compared to the year ending December 31, 2005, while the loan balances remained consistent as a percentage of the total portfolio.

Financial Statements as of and for the six-months ended June 30, 2006, and the year ended December 31, 2005

Note E – Goodwill and Other Intangible Assets, page F-9

4.   We read your response to prior comment 11. In future filings, please include a disclosure of how you will assess impairment of intangible assets other than goodwill in your significant accounting policies footnote. Refer to paragraphs 12-13 of APB 22, which prescribe disclosure of policies which materially affect the determination of financial position, cash flows, or results of operations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts at 202-551-3417 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group

cc: Verne C. Hampton II
        Dickerson Wright PLLC
        500 Woodward Avenue, Suite 4000
        Detroit, Michigan 48226-3425